BIOPACK ENVIRONMENTAL SOLUTIONS, INC.

Room 905, 9/F, Two Chinachem Exchange Square

338 King’s Road

North Point, Hong Kong

June 17, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention:	Ms. Tia Jenkins

Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re: Biopack Environmental Solutions, Inc. (the “Company”) Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2009 File No. 000-29981

                       In connection with the Commission’s comment letter dated May 14, 2009, our response dated June 3, 2009, and our Form 8-K filed with the Commission on May 12, 2009, as amended by our Forms 8-K/A filed with the Commission on June 4, 2009 and June 16, 2009, respectively (collectively, the “Filing”), we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	we may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS, INC.

/s/ Gerald Lau

Gerald Lau

President

cc:	Clark Wilson LLP
attn: E. Minsky
Fax: 604.687.6314
Ms. Yolanda Guobadia
Fax: 703.813.6963